Exhibit 99.1

Minutes1 of the

Annual General Meeting of Shareholders

of ASML Holding N.V.

held on 23 April 2014

Chairman: A.P.M. van der Poel (the “Chairman”)

General remarks

These minutes of the Annual General Meeting of Shareholders of ASML Holding N.V. (“ASML” or the “Company”), held on April 23, 2014, are intended purely for informational purposes and are not intended to be complete. They contain a report of the Annual General Meeting of Shareholders of April 23, 2014 and do not deal with events after April 23, 2014. These minutes should be read in conjunction with the agenda and the explanatory notes to the agenda for this meeting, the 2013 Statutory Annual Report, the annual report as set out in Form 20-F filed with the US Securities and Exchange Commission (the “SEC”), concerning the financial year ending on 31 December 2013, and other documents, which ASML has filed with the SEC. ASML does not give any guarantee as to the completeness or correctness of the information contained in these minutes and does not undertake any obligation whatsoever to update or correct the information they contain after their publication.

1.	Opening

The Chairman opened the Annual General Meeting of Shareholders of ASML and welcomed all those present. The Board of Management was represented at the meeting by Messrs Wennink, Van den Brink, Van Hout and Schneider-Maunoury. Also present was Mr Nickl, ASML’s CFO, whose appointment as member of the Board of Management of ASML will be discussed at this AGM. The Supervisory Board was represented by Mmes Van den Burg, Van der Meer Mohr and Smits-Nusteling and Messrs Bilous, Fröhlich, Grose, Ziebart and the Chairman. Also present was the nominee to the Supervisory Board Mr. Stork.

Mr Van Olffen, Notary at De Brauw Blackstone Westbroek, acted as Secretary of the meeting.

The Chairman then dealt with the items on the agenda of the meeting.

2.	Overview of the Company’s business and financial situation and sustainability.

The Chairman invited Mr Nickl to take the floor to give a summary of ASML’s financial situation.

[1]	This is an unofficial translation; the Dutch version of the minutes is the official version.

Mr Nickl presented the highlights of 2013: good financial results, with net sales of over EUR 5.2 billion, a gross margin amounting to 41.5% and net profits of over EUR 1 billion, the completion of the acquisition of Cymer, the return of over EUR 500 million cash to shareholders by means of dividend payments and share buybacks and achievements in the field of technology. Mr. Nickl then presented a breakdown of ASML’s 2013 system sales. It was noted that 78% of sales concerned the most advanced immersion tools, and that 68% of sales were derived from Asia. Mr. Nickl continued by saying that ASML’s 2013 profit and loss statement and balance sheet are healthy. Important developments that are reflected in the balance sheet are the capital return to shareholders and the refinancing of debt in the form of a bond.

Looking at the development of sales since 2007, it was noted by Mr Nickl that sales remained relatively stable over the past four financial years. Furthermore it was noted that, given the revenues per end use, the share of service and option sales is increasing and that the various market segments in the semiconductor market have their own economic cycle. Thereafter Mr Nickl gave a brief explanation with respect to ASML’s Q1 2014 financial results and the outlook for the remainder of 2014. Bookings and order portfolio were developing in line with expectations and expected sales, including EUV in the second and third quarter 2014 amounting to EUR 1.6 million and EUR 1.4 million, respectively.

Finally, Mr Nickl presented an overview of the capital returns to shareholders since 2006, which amount to an aggregate of over EUR 4.5 billion.

Following this presentation, the Chairman gave the floor to Mr Wennink to report on the state of affairs at ASML and the market ASML operates in.

Mr Wennink provided an overview of the expected developments in the three segments of the semiconductor market in 2014. The market for logic chips has been the largest of the three segments for the past years, driven by mobile applications. Expectations are that growth in this market will be less aggressive, with a more regular growth pattern. The NAND market, also driven by mobile applications, is very healthy, with an expected bit growth of approximately 40%. The DRAM market has been consolidated to a large extent and shows steady growth.

Next, Mr Wennink explained the technological developments at ASML. With respect to EUV, Mr Wennink reported that four EUV tools have been shipped and that seven EUV tools are being prepared for shipment. ASML is currently working on an expansion of its EUV factory. A lot of attention has been paid to increasing the productivity of the EUV tools, enabling customers to start process development activities. The goal is to bring the productivity of the EUV tools to the level needed for volume production in 2016.

According to Mr Wennink, other important developments were the introduction of the most advanced immersion tools, of which ten were shipped and another twenty-four included in the order book, and the growth in sales derived from so-called holistic lithography applications, especially the Yieldstar metrology tool and Brion’s software applications.

Mr Wennink then explained that ASML’s strategy is based on three pillars: (1) technology leadership; (2) customer and supplier intimacy, as costs and complexity require a closer cooperation between the players in the semiconductor industry; and (3) people and processes, focusing on the development of ASML employees and the organization in line with the growth of the Company.

In connection with ASML’s 30 year anniversary, Mr Wennink concluded his presentation by looking back on ASML’s history, which started in 1984 with 31 people in a barracks on the Philips campus. In thirty years, ASML has grown to become a multinational company employing 13,500 people worldwide, who are working on maintaining Moore’s law by working on the development of ever smaller, more powerful and more energy efficient semiconductors.

The Chairman then gave the audience the opportunity to ask questions about the topics presented.

Mr Vreeken, representing We Connect You, asked if Mr Wennink could share his vision on a number of topics, including the relationship between politics and the business community and the relationship between the Dutch Randstad (region comprising of a combination in the Netherlands consisting of the four largest Dutch cities Amsterdam, Rotterdam, The Hague, Utrecht, and the surrounding areas) and the Eindhoven region, sustainability, in particular energy independence, and cost of data traffic. Mr. Vreeken concluded by suggesting the opening of an ASML image store.

Mr Wennink replied that ASML has a good relationship with national and European political institutions and referred to the visit of the Dutch Prime Minister to ASML in April 2014. Next, he explained that ASML has close relations with organizations in Amsterdam, such as FOM and the University of Amsterdam, but also with foreign organizations, for instance in Belgium and Germany. With respect to energy independence, Mr Wennink reported that ASML is looking into possibilities for increasing the energy efficiency of its buildings, for example by using solar panels. As regards cost of data traffic Mr Wennink explained that ASML and its customers are cooperating to enable a gigabyte acceleration, leading to lower cost of data traffic. EUV technology plays an important part in that respect. Mr Wennink thanked Mr Vreeken for his suggestion of ASML image store, which, in Mr Wennink’s opinion, should be focused on the labor market, as ASML is an industrial equipment supplier.

Mr Stevense, a representative of the Foundation for the Legal Protection of Investors (Stichting Rechtsbescherming Beleggers), asked questions relating to the production capacity of EUV tools and the delay encountered in the field of EUV. He then asked for ASML’s view on the trend that electronics companies and related companies are increasingly developing chips themselves, and he enquired after the margins on EUV tools and on system upgrades. Finally, Mr Stevense asked if there is a training program for new ASML employees.

Mr Wennink first replied to the questions on EUV. He explained that the current goal is to prove that the production of 100 wafers per day is possible. However, it will not be necessary until 2016-2017 to be actually able to produce substantially higher numbers of wafers per day for volume production purposes. The delay encountered in the development of EUV tools relates to the complexity of the light source; however, since the acquisition of Cymer in 2013, good progress has been made in this respect. Mr Wennink continued by saying that it is not really relevant for ASML which companies manufacture semiconductors. A limited number of companies is actually able to manufacture the most advanced chips, and those companies are ASML customers. As regards margins on EUV tools, Mr Wennink explained that EUV technology is not yet profitable at this point due to initial cost. It is expected that EUV technology will be gradually adopted and that margins will gradually improve, resulting in a relatively low impact on the combined margin. The margins on system upgrades are excellent.

Finally, Mr Wennink answered the question on training new employees by explaining that all new ASML employees follow a training program to get acquainted with ASML and ASML’s technology. ASML technical employees follow an extra intensive program focused on ASML’s technology.

Mr Jorna, representative of the Dutch Shareholders’ Association (Vereniging van Effectenbezitters (“VEB”)) asked for ASML’s views on the reaction of the stock exchange to the outlook as presented by ASML at the announcement of the Q1 2014 results, on a technical issue with a particular ASML system in a customer factory, and on statements by a merchant bank about the EUV market and about alternative technologies. He further asked what the reason was for suspending the 450mm program and whether this would bring advantages for ASML’s competitors, what ASML’s plans are with respect to Cymer’s DUV business, in addition to questions about grapheme as a possible alternative to silicon, the impact the intended merger between Applied Materials and TEL will have on ASML, and the Institute for Nano Lithography in Amsterdam, especially regarding arrangements with respect to intellectual property rights.

Mr. Wennink answered the first question by explaining that the stock market reacted to a temporary delay in the market in which ASML operates and confirmed that the long-term growth forecast remains unchanged. With respect to the 450mm program, Mr Wennink explained that the decision to temporarily suspend the 450mm program was based on a consensus within the semiconductor industry. At the moment the industry has a need for 450mm technology, ASML’s 450mm program will be started up again. The technical issue with the ASML tool has been addressed. Mr. Wennink then dealt with the question on Cymer’s Deep UV business by mentioning that this is a very profitable business and that ASML has no intention to sell this business. Mr Wennink concluded by saying that he does not expect the intended Applied Materials – TEL merger to have an impact on ASML.

With respect to the question on ASML’s 450mm program, Mr Van den Brink added to Mr Wennink’s reply that the 450mm and EUV programs are not interchangeable, as 450mm technology is mainly focused on overall cost reduction and is not limited to lithography only. EUV technology is focused on reducing chip size to realize cost reduction and enabling the production of more powerful chips.

Mr Van den Brink then explained that there are a number of alternatives for EUV: imprint technology, e-beam technology and techniques aimed at extending the possibilities of the current immersion technology. ASML is of the opinion that these are not expected to be feasible alternatives for volume production due to technical and/or economic reasons. With respect to graphene as a possible replacement for silicon, Mr Van den Brink explained that, even in the event graphene would be used as material, lithography will be required to be able to manufacture semiconductors.

The Institute for Nano Lithography was co-founded by ASML to be able to draw on broader competencies in the field of nano lithography. An extensive arrangement was concluded with respect to intellectual property rights, according to which the Institute owns the IP rights. ASML has the possibility to purchase relevant patents on favourable terms.

Ms Claessens-Jansen, representative of the Association of Investors in Sustainable Companies (Vereniging van Beleggers voor Duurzaam Ondernemen (“VDBO”)) asked for ASML’s view on the so-called circular economy, which focuses on the re-use of materials and products, and asked if ASML is applying this concept in its operations.

Mr Wennink replied that re-use is a key component of ASML’s product strategy as ASML tools are built modularly, resulting in the possibility to upgrade tools. ASML also introduced this strategy in its supply chain. Currently 90% of the ASML tools that have been sold in the past 30 years are still being used. ASML stands out from the competition as far as this topic is concerned.

The Chairman then gave the floor to Notary Van Olffen to determine whether the formal requirements concerning the convening of the General Meeting of Shareholders had been met and to indicate the precise number of shareholders and those entitled to vote present at the meeting.

Mr Van Olffen indicated that the total number of shares issued on the registration date for this AGM was 446,823,836 shares. In view of the number of treasury shares, 7,659,605 shares, the total number of shares to which voting rights were attached amounted to 439,164,231 shares, corresponding to a total number of 3,952,478,079 voting rights. Mr Van Olffen then reported that he had determined that 718 shareholders had been present or were represented at the beginning of the meeting. A total of 322,012,032 shares were represented, corresponding to a total capital of EUR 28,981,082.88, giving entitlement to 2,898,108,288 votes. Mr van Olffen added that this meant that 72.07% of the share capital was therefore present of represented. Consequently, all the voting items on the agenda could be adopted with a simple majority of the votes cast. Mr Van Olffen furthermore reported that two customer shareholders under the CCIP were also represented at this AGM; together they represented approximately 17 percent of the outstanding share capital of ASML, but were not entitled to vote on the items on the agenda.

Mr Van Olffen also reported that, where necessary, those present had submitted their written proxies to the Company and that these had been shown to the notary. Mr van Olffen also reported that the legal and statutory requirements concerning the convening, holding and attending the General Meeting of Shareholders had been met and that all documents had been placed for inspection at the locations prescribed by law and the Articles of Association. The Meeting had therefore been legally convened and was authorised to adopt resolutions regarding the items on the agenda. Finally, Mr van Olffen reported that the Chairman of the Board of Management of ASML had informed him that no shareholder motions requesting additional agenda items, that were in compliance with the criteria of the Articles of Association, had been submitted.

Mr Van Olffen then explained the voting procedure, and a test vote was held in order to test the voting system.

The Chairman then moved on to item 3 on the agenda.

3.	Discussion of the execution of the Remuneration Policy (version 2010) for the Board of Management over the financial year 2013.

The Chairman reported that, pursuant to the new Dutch Claw Back Act, which became effective on January 1, 2014, the execution of the remuneration policy for the Board of Management over the previous financial year would be a separate discussion item on the agenda, preceding the adoption of the financial statements.

The Chairman gave the floor to Mr. Ziebart, Chairman of the Remuneration Committee, for a further explanation regarding this topic.

Mr Ziebart presented the main elements of the execution of the remuneration policy for 2013, based on the Remuneration Policy (version 2010), comprising a 3% increase in base salaries, in line with senior management, a short-term incentive amounting to 59.8% and a long term incentive of 95% over the three-year period 2011-2013. Mr Ziebart also stated that, in connection with their appointment as Presidents, the base salaries of Messrs Wennink and Van den Brink had been increased, though their variable remuneration remained unchanged. Mr Ziebart concluded his presentation by giving a brief overview of Mr Nickl’s remuneration package and of the arrangement with Mr Meurice, who carried out a number of projects from July 1, 2013 through March 31, 2014.

After this presentation the Chairman gave the shareholders the opportunity to ask questions.

Mr Jorna, VEB, would like to have more information as to the activities performed by Mr Meurice after July 1, 2013.

Mr Ziebart replied that the Board of Management was very satisfied with Mr Meurice’s work, which concerned a number of strategic projects. In connection with these projects, Mr Meurice represented the Company on various occasions, including conferences and meetings with semiconductor industry participants.

The Chairman then went on to deal with item 4 on the agenda.

4.	Discussion of the 2013 Annual Report, including ASML’s corporate governance chapter, and proposal to adopt the financial statements for the financial year 2013, as prepared in accordance with Dutch law.

The Chairman reported that ASML had again drawn up two sets of annual accounts in 2013, one in accordance with US GAAP and one in accordance with the Dutch rules based on IFRS. The annual accounts drawn up in accordance with the Dutch rules were the statutory annual accounts, which were now being submitted for adoption. The annual accounts and annual report had been made available for consultation.

The Chairman then referred to the corporate governance chapter contained in the statutory annual report for 2013 and pointed out that there is one difference in the application of the Corporate Governance Code (the “code”) in 2013 as compared with 2012. At this AGM, notice will be given of the Supervisory Board’s intention to reappoint Messrs Wennink and Van den Brink for a definite term of four years, whereas previously they had been appointed as member of the Board of Management for an indefinite term. This means that there is only one item that is possibly not fully in line with the Code. This remaining item concerns the period of at least five years during which performance shares were required to be retained by the Board of Management, as described in the Corporate Governance Chapter.

The Chairman then gave the floor to Mr. Fröhlich, Chairman of the Audit Committee, to provide a short statement on the responsibilities and activities of the Audit Committee.

Mr Fröhlich explained that ASML’s Audit Committee is actively involved with ASML. First, Mr Fröhlich discussed the interaction with Deloitte, the external auditor. The Audit Committee determines the appointment of the partner who conducts the financial audits, the remuneration of the auditor and the content of the activities. The external auditor is present at every Audit Committee meeting, and after each physical meeting the Audit Committee and the external auditor discuss the state of affairs at ASML without the presence of management. Mr. Fröhlich went on to say that, in addition to the usual subjects such as financial processes and reports, financing policy, the activities performed by the internal auditor, risk management, tax and IT, the Audit Committee dealt with a number of specific topics in 2013, such as the issue of the 2013 Eurobond in combination with the tender of the 2017 Eurobond, the Management Letter and the so-called purchase price allocation in connection with the acquisition of Cymer, Inc., including related valuation topics. Where necessary, an external expert may be called upon to advise ASML even more effectively.

After this statement, the Chairman gave the floor to Mr. Dekker, the authorized representative of Deloitte Accountants B.V., to provide insight as to Deloitte’s audit activities performed for ASML in 2013.

Mr Dekker explained how the audit is organized by Deloitte and what the points of attention are. For the context of the audit it is important to note that most activities are performed by the Dutch audit team, in line with ASML’s central management structure. In addition, it is important to note that ASML has an extensive internal control framework pursuant to US regulations, which is used by Deloitte as a starting point for the audit.

The points of attention for the audit are determined annually by means of a risk analysis, which is validated by management and the Audit Committee early in the year, and which is adjusted over the course of the year, if needed. A point of attention in 2013 concerned revenue recognition. Here the central question was when and against which amount revenues could be recognized, given the complex contacts that concern various tools with different sales prices. A second point of attention was the valuation of inventory, which is important in view of the speed of technological developments within the semiconductor industry.

Thirdly, attention was paid to provisions, for example in relation to warranties. A special area of attention in 2013 was the valuation of the acquisition of Cymer. The valuation of goodwill and the valuation of Cymer’s DUV activities were audited, among other things. Finally, Mr Dekker reported that Deloitte also reviewed the annual report, especially the risk paragraph and the corporate governance chapter.

The Chairman then gave those present an opportunity to ask questions.

Mr Kip, representative of Stichting Spoorwegpensioenfonds (Railway Pension Fund), Stichting Pensioenfonds Openbaar Vervoer (Public transport Pension Fund), Zorgverzekeraar Menzis (Health Insurance Company Menzis) and Robeco stated that he regrets the fact that ASML did not include an extensive auditor report in the annual report and suggested including a more informative report in the 2014 annual report, containing the most important discussion items between the Audit Committee and external auditor.

Mr Wennink first explained that the inclusion of a company-specific auditor’s report as referred to by Mr Kip is not yet legally required. He continued by saying that the auditor’s reports as included in the two annual reports prepared by ASML are almost identical to each other. The reason for not including a company-specific auditor’s report in the annual accounts as prepared in accordance with IFRS was to prevent possible confusion among investors. Mr. Wennink noted that the company-specific auditor’s report is a Dutch concept, whereas 95% of ASML’s investors are non-Dutch. In addition, Mr. Wennink expressed the opinion that the explanation as provided by Mr Dekker at the AGM had more added value than a company-specific auditor’s report. In case the law with respect to this topic should change, ASML will comply, but, should that not be the case, ASML currently does not intend to include a company-specific auditor’s report in the 2014 annual report.

Mr Jorna sked questions about the tax advantage resulting from the innovation box, margins on EUV systems in 2014 and the timing of possible impairments of Cymer goodwill.

Mr Nickl first answered the question on EUV by reporting that there will be no margin on the EUV systems, the revenues of which will be recognized in 2014. Margins on EUV tools will increase gradually over time.

With respect to the innovation box, Mr Nickl explained that ASML is indeed using applying that tax measure, as it is a Dutch government measure for incentivizing R&D and ASML is one of the top investors in R&D among Dutch companies. By applying the innovation box, ASML has a corporate income tax rate of approximately 10% relating to profits earned in the Netherlands.

The Chairman added that the innovation box is a generic instrument that may be used by all Dutch companies, aiming to promote successful R&D, leading to production in the Netherlands and an increase in exports. ASML scores well on all these elements.

Mr Dekker replied that impairment analyses with respect to Cymer goodwill are performed on a regular basis. The most recent analysis was performed at the end of Q3 2013, and the conclusion was that there was no reason for taking impairment in relation to Cymer goodwill.

Mr Boom, a private shareholder, asked what ASML’s policy is in the area of preventing cybercrime, and whether this topic is on the Supervisory Board’s agenda.

Mr. Nickl replied that the prevention of cybercrime is high on the agenda at ASML. ASML has an Information Security department that deals with this subject. ASML’s policy is directed at preventing cybercrime on an IT technical level and training employees with respect to knowledge and information protection. This policy is also applied to relations with customers and suppliers. Mr. Fröhlich confirmed that this topic is discussed in the Audit Committee meetings on a regular basis.

Ms. Claessens-Jansen, of VBDO, noted that the VBDO is of the opinion that the government should determine how public funds are spent – tax measures such as the innovation box could indicate that the government extends the option to companies to invest in R&D, as those funds normally would have been spent by the government. She then asked if ASML has a company with a corporate seat in Delaware for tax purposes.

Mr Nick explained that the latter is not the case. ASML operates in a responsible manner, and this includes the payment of taxes. He also noted that in the US tax advantages are given to companies that invest in R&D.

Mr Wennink pointed to the importance of innovation to the Netherlands, as it has been proven that investing in R&D can induce an increase in employment. Mr Wennink expressed the hope that the Dutch government will keep its focus on promoting innovation, as this is very important for the Dutch economy.

Ms Claessens-Jansen concluded by asking a number of questions related to sustainability, requesting more information on supplier audits that have been performed in this area and inquiring as to the possibilities for improvement . She furthermore asked if ASML applies the concept of true pricing, whereby elements such as Co2 footprint, water pollution and under payment are taken into account in cost accounting. Ms Claessens-Jansen then referred to a report of the organization Vigeo, from which it could be concluded that ASML is not sufficiently transparent on human rights. She concluded by asking if ASML’s employees and the employees of ASML’s suppliers are remunerated in accordance with objective criteria.

Mr Schneider-Maunoury, ASML’s EVP and Chief Operations Officer, explained that ASML’s suppliers have audited in the field of sustainability for two years. As a result of these audits action plans for improvement have been drawn up and follow up is planned thereto.

Mr Wennink stated that ASML does not apply the concept of true pricing, which is a topic that may need to be reviewed further. Mr. Wennink agreed to be more transparent in the area of human rights. He added that, given the high level of education in the semiconductor business and the countries in which ASML operates, he does not expect that there will be any issues to report in this area.

The question on employees was answered by Mr Nickl, who explained that ASML’s employees are indeed remunerated in accordance with objective criteria. As far as suppliers’ employees are concerned, Mr Nickl expects this to be the case as well, as the suppliers are bound to ethical codes of conduct, based on EICC guidelines, among other things.

As there were no further questions, the Chairman proposed that the proposal to adopt the annual accounts should be put to the vote, and he gave the floor to Mr Van Olffen, who led the voting procedure. After the shareholders had voted, Mr Van Olffen announced the result of the vote as follows:

For	Against	Abstain	No vote
2,212,239,843	128,259	5,559,228	680,180,958
(99.99%)	(0.01%)

Consequently, the Chairman announced that the proposal as set out in item 4 of the agenda had been adopted.

The Chairman then moved on to item 5 on the agenda.

5.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2013. (voting items)

The Chairman informed the meeting that it was proposed to discharge the members of the Board of Management for the performance of their functions in the 2013 financial year and gave the shareholders an opportunity to ask questions.

Since there were no questions concerning this item, it was decided to proceed with the vote. The Chairman gave the floor to Mr Van Olffen, who asked the shareholders to cast their votes. After the shareholders had voted, Mr Van Olffen announced the result of the vote as follows:

For	Against	Abstain	No vote
2,176,650,630	21,284,217	20,001,015	680,172,426
(99.03%)	(0.97%)

Consequently, the Chairman announced that the proposal as set out in item 4 of the agenda had been adopted.

The meeting then moved on to item 5.

6.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2013.

The Chairman explained that it was proposed to discharge the members of the Supervisory Board from liability for their responsibilities during the financial year 2013. He did not give any further information and offered the shareholders the opportunity to ask questions.

Since there were no questions, the Chairman put forth that the proposal should be voted on. Mr Van Olffen asked the shareholders to cast their votes, after which he announced the result of the vote as follows:

For	Against	Abstain	No vote
2,176,518,150	21,407,652	20,016,450	680,166,036
(99.03%)	(0.97%)

The Chairman noted that this item had been adopted with the required majority of votes and went on to deal with item 7 on the agenda.

7.	Clarification of the reserves and dividend policy

The Chairman referred to the explanatory notes to the agenda and what had already been discussed under item 2. He again stressed that, although ASML intends to pay an annual dividend that would either be stable or would grow, the amount of the dividend could vary from year to year and that it might be the case that no dividend would be paid at all in any given year. It was also possible that ASML may amend its reserves and dividend policy in the future and that this might affect dividend payments.

After giving this information, the Chairman gave those present an opportunity to ask questions concerning this item.

Mr De Jong, a private shareholder, asked how capital is being returned to shareholders by means of share buybacks. He expressed a preference for capital repayment and dividend payment as methods for returning cash to shareholders. He furthermore made a comment about the withholding of the dividend tax by the Dutch tax authorities and asked if a dividend payment in the form of shares would be an option.

Mr Nick replied that he is of the opinion that ASML applies a well balanced mix of methods for returning cash to shareholders. The majority of ASML’s investors agrees with this combination of methods. Share buybacks are executed based on a long-term program that results in an increase of earnings per share by reducing the number of outstanding shares. Furthermore, the supply-demand ratio is impacted favorably and dilution decreases. Finally, by repurchasing shares, the Board of Management shows that ASML is a good investment. As regards dividend tax Mr Nickl stated that ASML withholds tax as prescribed by Dutch law. ASML does not have an influence on the dividend taxation policy. Payment of dividends in the form of shares is theoretically possible but remains a not very obvious alternative, as the majority of investors do not have a need for it.

Mr Jorna, VEB, asked if payment of an interim dividend would be a possibility given ASML’s current cash position.

Mr Nickl replied by saying that ASML’s financing policy is such that a certain level of cash is required. This so-called liquidity buffer has increased over the past years in line with the Company’s growth. If there is sufficient cash, this is first invested in ASML’s business. Surplus cash is returned to shareholders in the form of annual dividends that are stable or increasing and share buybacks.

Mr Stevense asked if it was expected that ASML would not pay any dividends in the future.

The Chairman replied by saying that ASML intends to pay an annual dividend going forward, but that, should this not be possible, ASML wants the ability to not have to pay dividends. He pointed to the year 2009, in which ASML suffered a loss but still paid dividends.

Given that there were no further questions, the Chairman moved on to item 8 on the agenda.

7.	Proposal to adopt a dividend of EUR 0.61 per ordinary share of EUR 0.09.

The Chairman put forth the proposal of the Board of Management to adopt a dividend of EUR 0.61 per ordinary share of EUR 0.09 and informed the meeting that the Supervisory Board had approved this proposal. The Chairman referred to the previous discussion and asked whether any shareholders wished to ask questions.

Mr Stevense, of SRB, commented that, in his view, too much time occurs before dividends are paid, and he proposed to set separate payment dates for Euronext and NASDAQ shareholders.

Mr Nickl replied that ASML is scoring considerably better than average compared to other AEX funds, with a payment term of 14 days in comparison with an average of 26 days, and he pointed to the administrative procedures that must be followed. If improvements can be made to this process, ASML will certainly implement them. Introducing two separate payment dates is not an option, as this would make the process even more complex.

Since no further questions were forthcoming, the proposal was put to the vote by Mr Van Olffen. The result of the vote was as follows:

For	Against	Abstain	No vote
2,210,245,605	2,214,810	5,474,457	680,173,416
(99.90%)	(0.10%)

The Chairman announced that item 8 had been adopted. He then moved on to item 9 on the agenda.

9.	Proposal to adopt some adjustments to the Remuneration Policy (version 2014) for the Board of Management (the “Remuneration Policy”). (Voting item)

The Chairman informed those present that the 2013 AGM had adopted a new remuneration policy as proposed by the Supervisory Board and that this agenda item concerned the adoption of some adjustments to the Remuneration Policy, which, if adopted, would be effective retroactively as of January 1, 2014. Regarding the reasons behind the proposed adjustments, the Chairman referred to the explanatory notes to the agenda and to the website, where the mark up version of the remuneration Policy had been published. The Chairman then reported that the Works Council had been provided with the opportunity to determine its opinion on the adjustments to Remuneration Policy in a timely manner and had notified the Supervisory Board that it was in favor thereof.

Next, the Chairman gave the floor to Mr. Ziebart to give a further explanation about this topic.

Mr Ziebart informed those present that after the adoption of the remuneration policy in 2013, certain adjustments or clarifications had been necessary, among others as a result of new legislation. One of the adjustments concerned the shareholding requirements for the Board of Management. Mr Ziebart explained that vested shares that are still in a lock up period are taken in to account when determining the value of the shares held by the Board of Management members. The value of the shares held by the Board of Management members will be determined annually and will be published in the Remuneration Report. No measures in case of non-compliance with the guidelines will be determined upfront, but the Supervisory Board will have the discretionary authority to apply any measures, taking into account all relevant circumstances. Finally, new Board of Management members will be allowed some time to meet the requirements.

Following this presentation, the Chairman gave the shareholders the opportunity to ask questions about this agenda item.

As no questions were asked, the Chairman gave the floor to Mr Van Olffen, who requested the shareholders to cast their votes. The result was as follows:

For	Against	Abstain	No vote
2,187,281,664	21,535,578	9,050,103	680,240,943
(99.03%)	(0.97%)

The Chairman noted that the proposal as set out under item 9 had been adopted. The Chairman then moved on to item 10 on the agenda.

10.	Proposal to approve the number of performance shares for the Board of Management, to be determined by the calculation method as described in the Remuneration Policy, and authorization of the Board of Management to issue the performance shares for the financial year 2015, subject to approval of the Supervisory Board. (Voting item)

The Chairman informed the meeting that item 10 concerned the proposal to approve the conditional grant of such maximum aggregate number of performance shares to the Board of Management, as determined by applying the calculation method described in the Remuneration Policy, as well as the designation of the Board of Management as the body authorized to issue the aforementioned shares, subject to the approval of the Supervisory Board.

As agreed at the 2013 AGM, the Chairman informed the AGM of the exact number of shares granted conditionally for the financial year 2014. This number amounted to 76,461 shares; the volume weighted average share price during the last quarter of the financial year 2013 amounted to EUR 67.8951. The Chairman reported that in 2015, the AGM will also be informed of the number of shares granted conditionally to the Board of Management for the financial year 2015.

The Chairman then gave shareholders an opportunity to ask questions. Since no questions were forthcoming, the proposal was put to a vote. Mr Van Olffen asked the shareholders to cast their votes; after they had done so, he announced the result of the vote as follows:

For	Against	Abstain	No vote
2,189,071,548	19,257,012	9,547,713	680,232,015
(99.13%)	(0.87%)

The Chairman noted that, in view of this result, the proposal as set out under item 9a had been adopted. The Chairman then moved on to item 11 on the agenda.

11.	Approval of the number of stock options, respectively shares, for employees. (Voting item)

The Chairman explained that it was proposed to set the number of stock options and/or shares for ASML employees (other than members of the Board of Management) for the period from the 2014 AGM up to the 2015 AGM at 1,725,000 and to designate the Board of Management as the body authorized to issue the afore mentioned shares, subject to the approval of the Supervisory Board.

For more information about the employee equity plans under which these options or shares may be granted, the Chairman referred to the explanatory notes to the agenda.

The Chairman then indicated that the total number of stock options or shares to be granted amounted to approximately 0.4% of the share capital currently issued. Together with the options to be exercised and shares granted in previous years, this amounted to a total dilution of approximately 1.2%

The shareholders were then given the opportunity to ask questions.

Since there were no questions or comments concerning this item, the Chairman gave the floor to Mr Van Olffen in order to put the proposal to the vote. The result of the vote was as follows:

For	Against	Abstain	No vote
2,186,086,635	22,849,344	8,934,156	680,238,153
(98.97%)	(1.03%)

The Chairman noted that the proposal had been adopted and then went on to deal with item 12 on the agenda.

12.	Composition of the Board of Management

The Chairman first referred to the explanation in relation to the corporate governance chapter given earlier and notified the AGM of the intended reappointment of Messrs Wennink and Van den Brink as members of the Board of Management. Then the Chairman gave notice of the intended reappointment of Mr Schneider-Maunoury, who was appointed in 2010 for a term of four years and whose term expires upon this AGM, and of the intended appointment of Mr Nickl, who joined ASML on December 1, 2013 as EVP and CFO.

The Chairman then explained that, pursuant to legal and statutory provisions, the Supervisory Board is required to notify the AGM of the intention to appoint members of the Company’s Board of Management. The appointment itself is done by the Supervisory Board.

The Chairman continued by saying that the reappointments and appointment are for four-year terms, starting per the current AGM and ending per the AGM to be held in 2018, with the possibility of extension for terms of maximum four years.

The Chairman referred to the explanatory notes to the agenda for this AGM for the reasons for the intended reappointments and appointment, as well as for the main elements of the contracts of the Board of management members, including remuneration packages.

After this explanation, the Chairman gave shareholders an opportunity to ask questions concerning this item. As there were none, the Chairman confirmed on behalf of the Supervisory Board that Messrs Wennink, Van den Brink, Schneider-Maunoury and Nickl were formally reappointed, respectively appointed, from April 23, 2014 and for a term of four years.

The Chairman congratulated the Board of management members and went on to deal with item 13 on the agenda.

13.	Composition of the Supervisory Board. (Voting items)

The Chairman informed shareholders that, as announced in 2013, Messrs Bilous and Fröhlich retire by rotation upon this AGM, and that Mr Fröhlich is available for reappointment for a one year term. Mr. Bilous decided not to make himself available for reappointment for personal reasons. After a word of gratitude for Mr Bilous, the Chairman continued by saying that in this agenda item one person is nominated for appointment as member of the Supervisory Board: Mr. Stork.

The Chairman then reported that the Works Council had been timely provided with the opportunity to determine its opinion with respect to the proposed reappointment and appointment, and was in favor thereof. The shareholders and the Works Council did not use their recommendation rights with respect to these vacancies. For the appointment of Mr Stork, the Works Council used its strengthened recommendation right. For the motivations for these nominations, as well as the personal details of the candidates the Chairman referred to the explanatory notes to the agenda.

The Chairman asked if there were any questions.

Mr Stevense observed that, looking at the Supervisory Board’s current rotation schedule, four members will retire in 2017 and he expressed his concern with respect to the continuity in the Supervisory Board.

The Chairman answered that the Supervisory Board continuously pays a lot of attention to a balanced rotation schedule, whereby the aim is to continually have a competent Supervisory Board with a sufficient level of diversity in the broadest sense.

The Chairman then noted that there were no further questions concerning item 12 and therefore put the proposals to the vote.

13a Proposal to reappoint Mr F.W. Fröhlich as member of the Supervisory Board for a period of one year.

The Chairman gave the notary the floor for a vote on item 13a on the agenda. Mr Van Olffen asked the shareholders to cast their votes. The result was as follows:

For	Against	Abstain	No vote
2,189,530,179	18,405,540	9,992,484	680,180,085
(99.17%)	(0.83%)

The Chairman noted that the proposal as set out in item 12a of the agenda had been adopted.

13b Proposal to reappoint Mr. J.M.C. Stork as member of the Supervisory Board for a period of maximum four years.

The Chairman requested Mr van Olffen to proceed with the vote. Mr Olffen asked the shareholders to vote on item 13b. The result of the vote was as follows:

For	Against	Abstain	No vote
2,207,922,795	1,910,772	8,099,145	680,175,576
(99.91%)	(0.09%)

The Chairman noted that the proposal under item 13b of the agenda had been adopted. He congratulated the Supervisory Board members with their (re)appointments and moved on to item 14 on the agenda.

14.	Composition of the Supervisory Board in 2015. (Discussion item)

The Chairman pointed out that this item concerned the notification of the vacancies that would arise on the Supervisory Board in 2015.

In 2015, Ms Van den Burg and Mr. Fröhlich will retire by rotation. Both Supervisory Board members are not available for reappointment. The General Meeting of Shareholders and the Works Council are entitled to make recommendations for filling these vacancies. The Works Council has a strengthened right of recommendation with respect to the vacancy that arises as a result of the resignation of Ms. Van den Burg.

After the Chairman had noted that there were no questions concerning this item, he went on to deal with item 15 on the agenda.

15.	Proposal to adjust the remuneration of the Supervisory Board. (Voting item)

The Chairman informed those present that item 15 concerned the proposal to adjust the remuneration of the Supervisory Board, which is determined by the AGM, upon the proposal of the Supervisory Board. With reference to the explanatory notes to the agenda containing the details of the proposal, the Chairman explained that the proposal was, among others, based on the advice of an external advisor in this area, following a compensation benchmark for non-executive members in the relevant market. In giving the advice, the continuous increase in responsibilities, workload and liabilities for the members of the Supervisory Board and its committees, as well as the growth of the Company in the past years, among others as a result of the Customer Co-Investment Program and the acquisition of Cymer last year, were taken into account.

Since there were no questions concerning this item, the Chairman gave the floor to Mr Van Olffen in order to put the proposal to a vote. The result of the vote was as follows:

For	Against	Abstain	No vote
2,194,005,456	18,289,062	5,640,336	680,173,434
(99.17%)	(0.83%)

16.	Proposal to reappoint the External Auditor for the reporting year 2014. (Voting item)

The Chairman reported that the external auditor is reappointed annually by the AGM for the next financial year. The Chairman continued by saying that, as explained in the explanatory notes to the agenda, the Audit Committee had, at the end of 2013, conducted an extensive assessment with respect to the performance of the External Auditor and that the result of the assessment was positive with some minor points of attention. The Chairman then announced that the Supervisory Board, following the recommendation of the Audit Committee, was therefore proposing that Deloitte Accountants B.V. be reappointed as ASML’s External Auditor for the 2015 reporting year.

The Chairman then announced that, in accordance with the Dutch Act on the Accountancy Profession, ASML is required to appoint a new external auditor per January 1, 2016. ASML will select a new auditor in the course of the current year and will submit a proposal for appointment of this auditor, effective as of the reporting year 2016, to the 2015 AGM.

The Chairman noted that no questions were forthcoming and asked Mr Van Olffen to put the proposal to a vote. The result of the vote was as follows:

For	Against	Abstain	No vote
2,195,203,401	17,268,480	5,462,973	680,173,434
(99.22%)	(0.78%)

The Chairman noted that the proposal as set out in item 14 of the agenda had been adopted and went on to deal with item 17.

17.	Proposals to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders. (Voting items)

By way of introduction to item 17, the Chairman indicated that the Board of Management considered it to be in the Company’s and the shareholders’ interests to be able to react quickly when certain opportunities arise requiring the issuance of shares. In situations in which it was imperative to act quickly, the Board of Management also considered it desirable to exclude the pre-emption rights in order to preserve the ability to act quickly and avoid disruptive market speculation, which might arise if an extraordinary shareholders’ meeting were to be convened. In 2012 this authorization was used in connection with the acquisition of Cymer, Inc. and in the past for convertible bond loans.

The Chairman referred to the explanatory notes to the agenda for more background information concerning this item.

17a	Proposal to authorize the Board of Management for a period of 18 months from April 23, 2014, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, as indicated in the agenda and the explanatory notes, limited to 5% of the issued share capital at the time of the authorization.

The Chairman gave shareholders an opportunity to ask questions. Since no questions were asked, the item was put to the vote by Mr Van Olffen. The result was as follows:

For	Against	Abstain	No vote
2,211,360,642	1,012,275	5,561,937	680,173,434
(99.95%)	(0.05%

The Chairman noted that the proposal under item 17a had been adopted and then went on to deal with item 17b on the agenda.

17b	Proposal to authorize the Board of Management for a period of 18 months from April 23, 2014 to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board.

Since no questions were forthcoming, the Chairman gave the floor to Mr Van Olffen, who put the proposal to the vote. The result was as follows:

For	Against	Abstain	No vote
2,197,677,663	14,521,104	5,736,087	680,173,434
(99.34%)	(0.66%)

The Chairman noted that the proposal had been approved and went on to deal with item 17c.

17c	Proposal to authorize the Board of Management for a period of 18 months from April 23, 2014, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5%, as indicated in the agenda and explanatory notes, can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances.

Since there were no questions, the Chairman gave Mr Van Olffen the floor for the vote on this proposal. The result was as follows:

For	Against	Abstain	No vote
2,209,744,224	2,498,949	5,522,481	680,342,634
(99.89%)	(0.11%)

In view of this result, the Chairman noted that the proposal under item 15c had been approved.

17d	Proposal to authorize the Board of Management for a period of 18 months from April 23, 2014, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board.

The Chairman asked Mr Van Olffen to put the proposal to the vote as no questions had been asked. The result of the vote was:

For	Against	Abstain	No vote
2,001,037,950	211,208,409	5,688,315	680,173,614
(90.45%)	(9.55%)

The Chairman accordingly announced that the proposal as set out in item 17d of the agenda had been adopted.

Introduction to items 18 and 19 of the agenda

By way of introduction to items 18 and 19, the Chairman indicated that these items related to proposals for repurchases and cancellations of shares, as had also been submitted to previous AGMs for approval.

The Chairman also explained that ASML wanted to have maximum flexibility in providing a return on capital to its shareholders. To enable such optimum flexibility, the AGM was being asked to mandate further share repurchases and to further authorize cancellation of shares if the Company were to decide to implement further share repurchase programmes. Implementation of share repurchase programmes was dependent on various factors and there was no certainty as to further a return on capital, nor as to the timing, execution or method of a possible further return on capital.

Finally, the Chairman referred to the information concerning the current share repurchase programme contained under item 2 of the agenda.

18.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company’s share capital. (Voting item)

The Chairman explained that the authorisation to purchase own shares as requested in items 18a and 18b of the agenda would, in combination with the proposal under item 19, enable the Company to repurchase a maximum of 2 times 10% of issued shares and to cancel a maximum of 2 times 10% of issued shares.

18a.	Proposal to authorize the Board of Management for a period of 18 months from April 23, 2014 to acquire—subject to the approval of the Supervisory Board—ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 23, 2014), for valuable consideration, on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) or the Nasdaq Stock Market LLC (“Nasdaq”), or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq.

The Chairman referred to the text of the proposal as contained in the agenda and gave the shareholders an opportunity to ask questions.

Since no questions were asked, the Chairman gave the floor to Mr Van Olffen, who asked the shareholders to cast their votes. The result of the vote was as follows:

For	Against	Abstain	No vote
2,210,006,871	2,413,512	5,514,471	680,173,434
(99.89%)	(0.11%)

In view of this result, the Chairman noted that the item had been adopted and went on to deal with item 18b.

18b.	Proposal to authorize the Board of Management for a period of 18 months from April 23, 2014 to acquire—subject to the approval of the Supervisory Board—additional ordinary shares in the Company’s share capital up to 10% of the issued share capital at the date of authorization (April 23, 2014), for valuable consideration, on Euronext Amsterdam or Nasdaq, or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam or as reported on Nasdaq.

Conditions to the additional authorization are that:

(i) all shares acquired by the Company following the authorization under a. and not being held as treasury shares for the purpose of covering outstanding employee share and stock option plans, have been cancelled or will be cancelled, pursuant to item 19; and

(ii) the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%.

The Chairman referred to the text of the proposal as contained in the Agenda and explained that the reason for asking for this additional authorisation was to obtain additional flexibility in providing a return on capital to shareholders.

Since no questions were forthcoming, the proposal was then put to the vote. The result of the vote was as follows:

For	Against	Abstain	No vote
2,179,916,631	32,442,858	5,575,365	680,173,434
(98.53%)	(1.47%)

The Chairman noted that the item had been adopted with the required majority of votes and then went on to deal with item 19.

19.	Proposal to cancel ordinary shares

The Chairman again referred to the text of the proposal as contained in the agenda and the explanatory notes thereto and gave the shareholders an opportunity to ask questions. As no questions were asked, the Chairman asked Mr Van Olffen to put the proposal to the vote. Mr Van Olffen announced that the result of the vote was as follows:

For	Against	Abstain	No vote
2,209,681,755	2,481,957	5,771,142	680,173,434
(99.89%)	0.11%)

The Chairman noted that the item had been adopted with the required majority of votes and then went on to deal with item 20.

20.	Any other business

The Chairman gave those present the opportunity to ask questions about matters that had not been dealt with at the meeting.

Mr Troost, a private shareholder, asked whether ASML was planning to diversify further.

Mr Van den Brink explained that ASML is planning to extend the metrology and applications activities. Improvements to process control of the customer is the main focus in this respect.

Ms Claessens-Jansen, VBDO, mentioned that she had a number of additional questions and proposed to deal with this in writing.

The Chairman agreed.

21.	Closing.

The Chairman closed the meeting and thanked those present for attending.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, expected shipment of tools, productivity of our tools, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.